UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                                _____________

                  Under the Securities Exchange Act of 1934*
                              (Amendment No. __)


                        FOUNTAIN COLONY VENTURES, INC.
           _______________________________________________________
                               (Name of Issuer)


                        COMMON STOCK, $.001 par value
           _______________________________________________________
                        (Title of Class of Securities)


                                 35069R 1 0 4
            ______________________________________________________
                                (CUSIP Number)


                          Robert N. Wilkinson, Esq.
                       60 East South Temple, Suite 2002
                          Salt Lake City, Utah 84111
                          Telephone: (801) 533-9645
            ______________________________________________________
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                April 6, 2000
            ______________________________________________________
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. \ \.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO.  35069R 1 0 4

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

          Katumori Hayashi
      __________________________________________________________________

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                      (a)  \  \
                      (b)  \  \
      __________________________________________________________________

3.    SEC USE ONLY

      __________________________________________________________________

4.    SOURCE OF FUNDS (See Instructions)

        00
      __________________________________________________________________

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)  \  \

      __________________________________________________________________

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Japan
      __________________________________________________________________

NUMBER OF          7.   SOLE VOTING POWER               19,278,000
SHARES
BENEFICIALLY       8.   SHARED VOTING POWER             -0-
OWNED BY
EACH               9.   SOLE DISPOSITIVE POWER          19,278,000
REPORTING
PERSON            10.   SHARED DISPOSITIVE POWER        - 0 -
WITH
      __________________________________________________________________

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         19,278,000 shares
      __________________________________________________________________

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) \ \

     ___________________________________________________________________

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         74.0%
     ___________________________________________________________________

14.  TYPE OF REPORTING PERSON (See Instructions)

         IN
     _________________________________________________________________

                                 SCHEDULE 13D

Item 1.   Security and Issuer

     Common Stock, $.001 par value of Fountain Colony Ventures, Inc. ("Fountain Colony"). Fountain Colony's principal executive offices are located at 27 Hyakunin-cho, Higashi-ku, Nagoya, Aichi Prefecture, Japan.

Item 2.   Identity and Background

      (a)  This statement is filed by Katumori Hayashi.

      (b) Katumori Hayashi, a Japanese citizen, has his business address located at 27 Hyakunin-cho, Higashi-ku, Nagoya, Aichi Prefecture, Japan.

      (c) The present principal occupation or employment of Katumori Hayashi, and the name, principal business and address of any corporation or other organization in which such employment is conducted are: Katumori Hayashi is the chairman of the board of directors, chief executive officer and president of both Fountain Colony and its wholly owned subsidiary, Green Medical Company, Ltd. The principal business address of both Fountain Colony and Green Medical Company, Ltd. are 27 Hyakunin-cho, Higashi-ku, Nagoya, Aichi Prefecture, Japan.

      (d) During the last five years, Katumori Hayashi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Katumori Hayashi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

     On April 6, 2000, Fountain Colony acquired ownership of one hundred percent of all issued and outstanding shares of capital stock of Green Medical Company, Ltd. from Katumori Hayashi, in exchange for which Fountain Colony issued 21,400,000 shares of its common stock to Katumori Hayashi. Mr. Hayashi subsequently transferred 2,142,000 of the shares of Fountain Colony common stock to Top Dog, LLC, a Nevada limited liability company, which left Katumori Hayashi owing 19,278,000 shares of Fountain Colony common stock.

Item 4.     Purpose of Transaction

     The shares have been acquired by Katumori Hayashi for investment purposes.

     Katumori Hayashi may acquire and/or dispose of additional shares of Fountain Colony's common stock from time to time, either in the open market or in privately negotiated transactions. Any decision by Mr. Hayashi to increase or decrease his holdings in Fountain Colony's common stock may depend, however, on numerous factors, including, without limitation, the price of shares of Fountain Colony's common stock, the terms and conditions related to their purchase and sale, other business and investment alternatives of Mr. Hayashi and general economic and market conditions.

     Except for the possibility of amending Fountain Colony's articles of incorporation to change the name of Fountain Colony to "Green Medical USA, Inc." and/or possibly changing the domicile of the corporation from Colorado to Nevada, and allowing Fountain Colony to possibly sell up to an additional 829,306 shares of its common stock privately in Japan, Katumori Hayashi presently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Fountain Colony or the disposition of securities of Fountain Colony; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Fountain Colony or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Fountain Colony or any of its subsidiaries; (d) any change in the present board of directors or management of Fountain Colony, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Fountain Colony; (f) any other material change in Fountain Colony's business or corporate structure; (g) changes in Fountain Colony's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Fountain Colony by any person; (h) causing a class of securities of Fountain Colony to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Fountain Colony to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. However, Katumori Hayashi may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.     Interest in Securities of Issuer

     (a) As of April 14, 2000, Katumori Hayashi owns 19,278,000 shares, or approximately 74.0%, of the issued and outstanding shares of Fountain Colony common stock. As of April 14, 2000, Fountain Colony has approximately 26,037,361 shares of its common stock issued and outstanding.

     (b) Katumori Hayashi has the sole power to vote or direct the vote of 19,278,000 shares owned by him. Katumori Hayashi has the sole power to dispose or to direct the disposition of the 19,278,000 shares owned by him.

     (c)   During the past 60 days, Mr. Hayashi effected the following
transactions in Fountain Colony's common stock: (1)   On April 6, 2000, Mr.
Hayashi acquired 21,420,000 shares of Fountain Colony common stock in exchange for transferring to Fountain Colony, 100% of the ownership of the issued and outstanding shares of capital stock of Green Medial Company, Ltd.; (2) on April 6, 2000, Mr. Hayashi transferred ownership of 2,142,000 shares of Fountain Colony common stock to Top Dog, LLC, a Nevada limited liability company.

     (d)   Not applicable.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     On April 6, 2000, Mr. Hayashi transferred ownership of 2,142,000 shares of Fountain Colony common stock to Top Dog, LLC, a Nevada limited liability company recently formed by five individuals who acted as consultants and/or finders to Mr. Hayashi in connection with the business combination of Fountain Colony and Green Medical Company, Ltd.

     Except as described in the preceding paragraph, Katumori Hayashi is not a party to any contract, arrangement, understanding or relationship with any person with respect to any securities of Fountain Colony, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

       Exhibit No.   Description

           1 Agreement and Plan of Reorganization dated January 19, 2000, by and among Fountain Colony, Green Medical Company, Ltd. and Katumori Hayashi - (Incorporated by reference from Fountain Colony's Current Report on Form 8-K filed April 12, 2000 as Exhibit No. 2.1)

           2 Amendment to Agreement and Plan of Reorganization dated January 27, 2000, by and among Fountain Colony, Green Medical Company, Ltd. and Katumori Hayashi - (Incorporated by reference from Fountain Colony's Current Report on Form 8-K filed April 12, 2000 as Exhibit No. 2.2)

           3 Second Amendment to Agreement and Plan of Reorganization dated March 23, 2000, by and among Fountain Colony, Green Medical Company, Ltd. and Katumori Hayashi - (Incorporated by reference from Fountain Colony's Current Report on Form 8-K filed April 12, 2000 as Exhibit No. 2.3)

           4 Letter dated March 25, 2000 from Katumori Hayashi to Patrick C. Brooks, President of Fountain Colony Ventures, Inc. concerning transfer of 2,142,000 shares of Fountain Colony common stock to Top Dog, LLC

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2000          By:   /s/ Katumori Hayashi
                                   ---------------------------------
                                        Katumori Hayashi, Individually



                                  EXHIBIT 4

                               KATUMORI HAYASHI
                         27 Hyakunin-cho, Higashi-ku
                       Nagoya, Aichi, Prefecture Japan


                                March 25, 2000


Patrick C. Brooks, President
FOUNTAIN COLONY VENTURES, INC.
1621 Altivo Way
Los Angeles, CA 90026

       Re:  Transfer of Shares of Fountain Colony
            Ventures, Inc. Common Stock at Closing

Dear Mr. Brooks:

     The Agreement and Plan of Reorganization among Fountain Colony Ventures, Inc., Green Medical Company, Ltd. and the Shareholder of Green Medical Company, Ltd. dated January 19, 2000, as amended, provides that upon closing Fountain Colony Ventures, Inc. is to issue to me a total of 21,420,000 shares of common stock of Fountain Colony Ventures, Inc. This is to represent 85% of all of the issued and outstanding shares of Fountain Colony Ventures, Inc. common stock immediately following the closing.

     Certain persons have advised me and assisted me in connection with the business combination. In order to reward them for their efforts, I have decided to transfer a total of 2,142,000 shares (from the 21,420,000 shares to be issued to me at closing) to a company formed by them known as Top Dog, LLC, a Nevada limited liability company. Accordingly, I would appreciate it if you would instruct Fountain Colony Ventures, Inc.'s stock transfer agent to issue 19,278,000 shares to me and 2,142,000 shares to Top Dog, LLC, effective as of the closing.

     If you need anything else from me in connection with this request and authorization, please let me know.

     Sincerely,

     /s/ Katumori Hayashi

         Katumori Hayashi

cc:   Masayuki Tsuda